FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1997

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                        RHINELANDER PAPER COMPANY, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                       WAUSAU-MOSINEE PAPER CORPORATION
                           1244 KRONENWETTER DRIVE
                           MOSINEE, WI 54455-9099
    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                        RHINELANDER PAPER COMPANY, INC.
                                     HOURLY SAVINGS AND INVESTMENT PLAN
                                                     Mosinee, Wisconsin



                                                   FINANCIAL STATEMENTS
                                             AND SUPPLEMENTAL SCHEDULES
                                           Year Ended December 31, 1997

                       RHINELANDER PAPER COMPANY, INC.
                     HOURLY SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        Year Ended December 31, 1997


                              TABLE OF CONTENTS

                                                                       PAGE

 Independent Auditor's Report                                            4

 Financial Statements:

   Statements of Net Assets Available for Benefits                     5 - 7

   Statement of Changes in Net Assets Available for Benefits          8 - 12

   Notes to Financial Statements                                     13 - 19

 Supplemental Schedules:

   Schedule 1 - Item 27a - Schedule of Assets Held for Investment
                           Purposes                                    21

   Schedule 2 - Item 27d - Schedule of Reportable (5%) Transactions    22

                    INDEPENDENT AUDITOR'S REPORT



 Employee Benefits Committee of the
   Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin


 We have audited the accompanying statements of net assets available for benefits of the RHINELANDER PAPER COMPANY, INC. HOURLY SAVINGS AND INVESTMENT PLAN (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RHINELANDER PAPER COMPANY, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1997 and 1996, and changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

 Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   WIPFLI ULLRICH BERTELSON LLP
                                   Wipfli Ullrich Bertelson LLP


 June 19, 1998
 Wausau, Wisconsin

                          RHINELANDER PAPER COMPANY, INC.
                        HOURLY SAVINGS AND INVESTMENT PLAN

                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 December 31, 1997
                                           WAUSAU-MOSINEE
                   TEMPLETON   FIDELITY    PAPER CORP   NATIONWIDE    NEUBERGER &
                    FOREIGN    MAGELLAN   COMMON STOCK    INDEXED     BERMAN LIM
                    FUND I       FUND         FUND     FIXED OPTION  MAT BOND TRST
 ASSETS:

 Receivables:
   Participant
   contributions  $  2,158     $  3,945     $  1,558      $  1,562     $   13
   Rollovers
 Investments       172,242      369,165      167,125       122,005      3,630

 Total assets      174,400      373,110      168,683       123,567      3,643

 Net assets
  available
  for benefits    $174,400     $373,110     $168,683      $123,567     $3,643

                              FIDELTY     PHOENIX     NEUBERGER &      DREFUS     JANUS
                 DREYFUS A    PURITAN     BALANCED       BERMAN       S & P 500  TWENTY
                 BONDS PLUS     FUND        FUND     GUARDIAN TRST   INDEX FUND    FUND
 ASSETS:

 Receivables:
   Participant
   contributions  $  199      $   884      $  157       $  4,528     $ 2,245    $ 1,950
   Rollovers                                                             703        527
 Investments       8,550       73,377       4,500        329,004      77,017     85,274

 Total assets      8,749       74,261       4,657        333,532      79,965     87,751

 Net assets
   available
   for benefits   $8,749      $74,261      $4,657       $333,532     $79,965    $87,751

                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 December 31, 1997
                                     (CONTINUED)
                    JANUS     NSAT SMALL WARBURG-PINCUS
                  WORLDWIDE     COMPANY     EMERGING     PERSONAL     PERSONAL
                     FUND        FUND     GROWTH FUND   PORTFOLIO 1  PORTFOLIO 2
 ASSETS:

 Receivables:
   Participant
   contributions   $ 1,425      $   68     $  314         $ 48       $   88
   Rollovers           528
 Investments        41,655       2,947      9,062          439        1,309

 Total assets       43,608       3,015      9,376          487        1,397

 Net assets
   available
   for benefits    $43,608      $3,015     $9,376        $487        $1,397

                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                               DECEMBER 31, 1997
                                                  (CONTINUED)
                   PERSONAL       PERSONAL    PERSONAL     PERSONAL     PARTICIPANT
                  PORTFOLIO 3    PORTFOLIO 4  PORTFOLIO 5  PORTFOLIO 6     LOANS      TOTALS
 ASSETS:

 Receivables:
   Participant
     contributions  $    58      $   205      $   441      $   430      $     -    $   22,276
   Rollovers                                                                            1,758
 Investments            134       16,058       10,777       23,661       24,652     1,542,583

 Total assets           192       16,263       11,218       24,091       24,652     1,566,617

 Net assets
   available
   for benefits     $   192      $16,263      $11,218      $24,091      $24,652    $1,566,617

                         See accompanying notes to financial statements

                                 RHINELANDER PAPER COMPANY, INC.
                               HOURLY SAVINGS AND INVESTMENT PLAN

                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                        December 31, 1996
                 TEMPLETON   NEUBERGER     MARSHALL                 FIDELITY
                  FOREIGN    & BERMAN      & ILSLEY     GENERAL     MAGELLAN
                  FUND I   GUARDIAN FUND BALANCED FUND  ACCOUNT       FUND
 ASSETS:

 Participant
   contribution
   receivable    $ 4,745    $  5,976       $ 2,001      $ 3,626    $  7,398
 Investments      76,731     111,935        34,688       60,714     136,672

 Total assets     81,476     117,911        36,689       64,340     144,070

 Net assets
   available
   for benefits  $81,476    $117,911       $36,689      $64,340    $144,070

                             WAUSAU-MOSINEE
                               PAPER CORP
                             COMMON STOCK       PARTICIPANT
                                  FUND             LOANS        TOTALS
 ASSETS:

   Participant contribution
    receivable                $ 5,221            $             $ 28,967
 Investments                   87,199             1,100         509,039

 Total assets                  92,420             1,100         538,006

 Net assets available
  for benefits                $92,420            $1,100        $538,006

            See accompanying notes to financial statements

                      RHINELANDER PAPER COMPANY, INC.
                    HOURLY SAVINGS AND INVESTMENT PLAN

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       Year Ended December 31, 1997
                           TEMPLETON   NEUBERGER       MARSHALL               FIDELITY
                            FOREIGN     & BERMAN       & ILSLEY     GENERAL   MAGELLAN
                            FUND I   GUARDIAN FUND   BALANCED FUND  ACCOUNT     FUND
 ADDITIONS:

   Participant deferral
    contributions           $135,485   $177,988        $ 45,110   $ 86,658   $205,168
   Participant rollover
    contributions              5,735      2,766           1,779                 5,531
   Investment income           5,868     54,666           6,963      6,000     57,907
    Transfers from
     other funds

 Total additions             147,088    235,420          53,852     92,658    268,606

 DEDUCTIONS:
   Employee benefits
    and withdrawals            1,579      6,021                                   772
   Investment loss
   Administrative
    expenses                      71        114              24                    99
   Transfers to
    other funds               52,514    347,196          90,517    156,998     38,695

   Total deductions           54,164    353,331          90,541    156,998     39,566

 Net additions
  (deductions)                92,924   (117,911)        (36,689)   (64,340)   229,040
 Net assets available for
   benefits at beginning      81,476    117,911          36,689     64,340    144,070
 Net assets available for
   benefits at end          $174,400  $       -        $      -   $      -   $373,110

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     YEAR ENDED DECEMBER 31, 1997
                                             (CONTINUED)

                        WAUSAU-MOSINEE
                          PAPER CORP    NATIONWIDE    NEUBERGER &               FIDELITY
                         COMMON STOCK     INDEXED     BERMAN LIM     DREYFUS A   PURITAN
                             FUND      FIXED OPTION  MAT BOND TRST  BONDS PLUS    FUND
 ADDITIONS:

   Participant deferral
    contributions          $111,506     $ 16,480        $  285        $1,259     $ 9,084
   Participant rollover
    contributions               202
   Investment income         14,598        1,309            40           113       1,191
    Transfers from
     other funds                         106,225         3,318         7,377      63,986

 Total additions            126,306      124,014         3,643         8,749      74,261

 DEDUCTIONS:
   Employee benefits
    and withdrawals           4,124          447
   Investment loss
   Administrative
    expenses                      3
   Transfers to
    other funds              45,916

   Total deductions          50,043          447             -             -           -

 Net additions
  (deductions)               76,263      123,567         3,643         8,749      74,261
 Net assets available for
   benefits at beginning     92,420            -             -             -           -
 Net assets available for
   benefits at end         $168,683     $123,567        $3,643        $8,749     $74,261

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    YEAR ENDED DECEMBER 31, 1997
                                             (CONTINUED)

                            PHOENIX        NEUBERGER &         DREYFUS
                            BALANCED         BERMAN           S & P 500
                              FUND        GUARDIAN TRST       INDEX FUND
 ADDITIONS:

   Participant deferral
    contributions          $2,127           $ 47,895           $22,867
   Participant rollover
    contributions                                                  703
   Investment income                                               708
    Transfers from
     other funds            2,535            319,261            55,687

 Total additions            4,662            367,156            79,965

 DEDUCTIONS:
   Employee benefits
    and withdrawals                              497
   Investment loss              5             33,066
   Administrative
    expenses                                      61
   Transfers to
    other funds

   Total deductions             5             33,624                -

 Net additions
  (deductions)              4,657            333,532           79,965
 Net assets available for
   benefits at beginning        -                  -                -
 Net assets available for
   benefits at end         $4,657           $333,532          $79,965

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            YEAR ENDED DECEMBER 31, 1997
                                    (CONTINUED)

                            JANUS     JANUS     NSAT SMALL WARBURG-PINCUS
                           TWENTY   WORLDWIDE    COMPANY      EMERGING     PERSONAL    PERSONAL
                            FUND       FUND        FUND      GROWTH FUND  PORTFOLIO 1 PORTFOLIO 2
 ADDITIONS:

   Participant deferral
    contributions          $19,940    $14,016    $  628      $ 3,441       $483        $1,377
   Participant rollover
    contributions              528        528
   Investment income                                                          4            20
    Transfers from
     other funds            69,682     30,495     2,593        7,284

 Total additions            90,150     45,039     3,221       10,725        487         1,397

 DEDUCTIONS:
   Employee benefits
    and withdrawals
   Investment loss           2,396      1,431       206        1,349
   Administrative
    expenses                     3
   Transfers to
    other funds

   Total deductions          2,399      1,431       206        1,349          -             -

 Net additions
  (deductions)              87,751     43,608     3,015        9,376        487         1,397
 Net assets available
  for benefits at
  beginning                      -          -         -            -          -             -
 Net assets available
  for benefits at end      $87,751    $43,608    $3,015       $9,376       $487        $1,397

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                   YEAR ENDED DECEMBER 31, 1997
                                            (CONTINUED)

                      PERSONAL     PERSONAL     PERSONAL     PERSONAL    PARTICIPANT
                     PORTFOLIO 3  PORTFOLIO 4  PORTFOLIO 5  PORTFOLIO 6      LOANS     TOTALS
 ADDITIONS:

   Participant deferral
    contributions        $288      $ 3,455      $ 3,213      $ 5,515     $     -      $ 914,268
   Participant rollover                                                                  17,772
    contributions
   Investment income        2                                                320        149,709
    Transfers from
     other funds                    12,953        8,148       19,158      23,232        731,934

 Total additions          290       16,408       11,361       24,673      23,552      1,813,683

 DEDUCTIONS:
   Employee benefits
    and withdrawals                                                                      13,440
   Investment loss                     145          143          582                     39,323
   Administrative
    expenses                                                                                375
   Transfers to
    other funds            98                                                           731,934

   Total deductions        98          145          143          582           0        785,072

 Net additions
  (deductions)            192       16,263       11,218       24,091      23,552      1,028,611
 Net assets available
  for benefits at
  beginning                 -            -            -            -       1,100        538,006
 Net assets available
  for benefits at end    $192      $16,263      $11,218      $24,091     $24,652     $1,566,617

                           RHINELANDER PAPER COMPANY, INC.
                         HOURLY SAVINGS AND INVESTMENT PLAN

                            NOTES TO FINANCIAL STATEMENTS

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY

 The following description of the Rhinelander Paper Company, Inc. Hourly Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on April 1, 1996. It is a defined contribution plan covering all regular full-time hourly employees of Rhinelander Paper Company, Inc. (the "Company") who are members of the collective bargaining units represented by United Paperworkers International Union Local 15 and 1778 AFL-CIO. An employee becomes eligible to participate in the Plan on the first day of the first month coinciding with or next following the 60th full working day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16 percent of their gross annual compensation, as defined in the Plan document. The Company currently does not match any portion of participant deferral contributions. Contributions are subject to certain limitations.

 The Plan allows participants to roll over distributions from another company's retirement plan. Participants may deposit any portion of a distribution that has not been taxed, provided that the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code (IRC). The Company does not match these contributions.

 VESTING

 Participants are fully vested in their entire account balance which includes salary deferral and rollover contributions plus earning/losses thereon.

 A participant may withdraw any portion of their account balance for any reason after they reach age 59 1/2 or at any age if they demonstrate financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

 INVESTMENT OPTIONS

 The Plan allows participants to select their investment options from one or more of the following choices:

 COMPANY STOCK

 Funds are invested exclusively in the common stock of Wausau-Mosinee Paper Corporation and are not considered to be a diversified investment option. The fund seeks long-term capital growth, with current income and growth of income as secondary objective.

  <bullet> Wausau-Mosinee Paper Corporation Common Stock Fund

 INTERNATIONAL/GLOBAL FUNDS

 Funds are invested primarily in diversified equity securities and debt obligations of companies and governments outside the United States. The funds seek long-term capital appreciation.

  <bullet> Templeton Foreign Fund I
  <bullet> Janus Worldwide Fund

 AGGRESSIVE GROWTH FUNDS

 Funds are invested in diversified equity securities of small-to-medium sized companies in the United States with emerging or renewed growth potential. The funds seek long-term capital appreciation.

  <bullet> Nationwide Separate Account Trust (NSAT) Small Company Fund
  <bullet> Warburg Pincus Emerging Growth Fund

 GROWTH FUNDS

 Funds are invested in diversified equity securities of small, medium, and large companies to have better-than-average prospects for appreciation. The funds seek long-term capital appreciation.

  <bullet> Fidelity Magellan Fund
  <bullet> Janus Twenty Fund

 GROWTH AND INCOME FUNDS

 Funds are invested in a portfolio of common stocks, securities convertible to common stocks, and income-producing equity securities. The funds seek long-term total return and potential for capital appreciation with current income provided by dividends as a secondary objective.

  <bullet> Dreyfus S & P 500 Index Fund
  <bullet> Neuberger & Berman Guardian Fund
  <bullet> Neuberger & Berman Guardian Trust

 BALANCED/ASSET ALLOCATION FUNDS

 Funds are invested in common stocks for growth potential, high-quality government and corporate bonds to generate income, and short-term money market instruments to help balance volatility. The funds seek to maximize investment returns consistent with reasonable safety of principal by investing in a mix of asset classes noted above.

  <bullet> Fidelity Puritan Fund
  <bullet> Marshall & Ilsley Balanced Fund
  <bullet> Phoenix Balanced Fund

 INCOME FUNDS

 Funds are invested in a diversified group of high quality debt securities with varying maturities. The funds seek the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity.

  <bullet> Dreyfus A Bonds Plus
  <bullet> Neuberger & Berman Limited Maturity Bond Trust

 GUARANTEED RETURN CONTRACT

 Funds are invested primarily in investment grade bonds and mortgage backed securities. The funds guarantee a stated rate of return on a quarterly basis that is indexed to the Treasury Note yield.

  <bullet> General Account
  <bullet> Nationwide Indexed Fixed Option

 LIFESTYLE FUNDS

 Funds are managed by a group of subadvisers who manage a portion of each fund's portfolio. Each of the six lifestyle funds vary from conservative - short-term (Personal Portfolio 1) to aggressive - long-term (Personal Portfolio 6) investment styles.

  <bullet> Personal Portfolios 1 - 6

 Participants may change their investment elections for current account balance and future employee deferrals as often as they would like.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 10.25 percent to 10.5 percent. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan.

 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, the participant's account is payable to the participant, or a named beneficiary, based on the participant's elected payment method. The payment options available are lump-sum, periodic payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by Pension Associates of Wausau, Inc., and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant is nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 The Plan's various mutual fund and common stock investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the Nationwide Indexed Fixed Option and General Account are stated at contract amount which approximates fair value. Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.

 NOTE 3 - INVESTMENTS

 The following represents a summary of the market value of investments at
 December 31, 1997 and 1996.  Investments that individually represent 5 percent or more of the Plan's net assets available for benefits are separately identified.
                                                          ASSET MARKET VALUE
                                                          1997          1996
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock            $167,125   $ 87,199

 Common/collective trust - Marshall & Ilsley Balanced
                           Fund                                        34,688

 Pooled separate accounts:
   Templeton Foreign Fund I                                172,242     76,731
   Fidelity Magellan Fund                                  369,165    136,672
   Neuberger & Berman Guardian Trust                       329,004
   Janus Twenty Fund                                        85,274
   Other                                                   273,116

                                                         1,228,801    213,403
 Registered investment company - Neuberger & Berman
                                 Guardian Fund                        111,935

 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                         24,652       1,100

                                  -17-

 NOTE 3 - INVESTMENTS (CONTINUED)

                                                             ASSET MARKET VALUE
                                                               1997       1996
 INVESTMENTS AT CONTRACT VALUE
 Investment contracts between financial institutions:
   Nationwide Indexed Fixed Option                         $  122,005  $
   General Account                                                       60,714

                                                              122,005    60,714

      Total investments                                    $1,542,583  $509,039

 During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
                                                      NET CHANGE IN FAIR VALUE
                                                           1997       1996
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock          $ 14,598   $  (4,378)
 Common/collective trust                                   6,963       1,441
 Pooled separate accounts                                 26,530      13,868
 Registered investment company                            54,666      10,305

                                                         102,757      21,236

 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                           320          16
 INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial institutions       7,309       1,609

   Net change in fair value                             $110,386   $  22,861

                                  -18-

 NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits at
 December 31, 1997 and 1996 to Form 5500.  Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on a modified cash basis.
                                                           1997       1996
 Net assets available for benefits                     $ 1,566,617  $ 538,006
 Less - Receivable for participant contributions            22,276     28,967
 Less - Receivables for rollovers                            1,758

 Net assets available for benefits - Form 5500         $ 1,542,583  $ 509,039

 NOTE 5 - TAX-EXEMPT STATUS OF THE PLAN

 The Plan has not received a determination letter from the Internal Revenue Service (IRS) as of the audit date. The plan administrator and Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. They also believe the Plan will obtain its qualification and tax-exempt status by the IRS in a determination letter in the near future. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

 NOTE 6 - NOTICE OF AVAILABILITY

 The complete annual report of the Rhinelander Paper Company, Inc. Hourly Savings and Investment Plan is available upon request for a reasonable charge and is also available for examination at the Plan administrator's office located in Mosinee, Wisconsin during normal business hours.

                        SUPPLEMENTAL SCHEDULES

                                 RHINELANDER PAPER COMPANY, INC.
                               HOURLY SAVINGS AND INVESTMENT PLAN
                                PLAN'S EIN #39-1130910 PLAN #009

               SCHEDULE 1-ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        DECEMBER 31, 1997

                                     Description of Investment Including Maturity
  Identity of Issue, Borrower        Date, Rate of Interest, Collateral, Par or                   Current
   Lessor, or Similar Party                            Maturity Value                    Cost      Value
 Nationwide Life Insurance Company   Pooled separate account-Templeton Foreign Fund I    *        $172,242
 Nationwide Life Insurance Company   Pooled separate account-Fidelity Magellan Fund      *         369,165
 Wausau-Mosinee Paper Corporation    Common stock-Wausau-Mosinee Paper Corp Common
                                       Stock Fund                                        *         167,125
 Nationwide Life Insurance Company   Group annuity contract-Nationwide Indexed Fixed
                                       Option 5.67%                                      122,005   122,005
 Nationwide Life Insurance Company   Pooled separate account-Neuberger & Berman Lim
                                       Mat Bond Trst                                     *           3,630
 Nationwide Life Insurance Company   Pooled separate account-Dreyfus A Bonds Plus        *           8,550
 Nationwide Life Insurance Company   Pooled separate account-Fidelity Puritan Fund       *          73,377
 Nationwide Life Insurance Company   Pooled separate account-Phoenix Balanced Fund       *           4,500
 Nationwide Life Insurance Company   Pooled separate account-Neuberger & Berman
                                       Guardian Trust                                    *         329,004
 Nationwide Life Insurance Company   Pooled separate account-Dreyfus S & P 500
                                       Index Fund                                        *          77,017
 Nationwide Life Insurance Company   Pooled separate account-Janus Twenty Fund           *          85,274
 Nationwide Life Insurance Company   Pooled separate account-Janus Worldwide Fund        *          41,655
 Nationwide Life Insurance Company   Pooled separate account-NSAT Small Company Trust    *           2,947
 Nationwide Life Insurance Company   Pooled separate account-Warburg-Pincus Emerging
                                       Growth Fund                                       *           9,062
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 1        *             439
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 2        *           1,309
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 3        *             134
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 4        *          16,058
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 5        *          10,777
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 6        *          23,661
 Participant Loans                   Rate during year 10.25% - 10.50%                    0          24,652

 * The mutual fund assets consists of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

                             See Independent Auditor's Report

                                 RHINELANDER PAPER COMPANY, INC.
                               HOURLY SAVINGS AND INVESTMENT PLAN
                                PLAN'S EIN #39-1130910 PLAN #009

                  SCHEDULE 2-ITEM 27D-SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                        DECEMBER 31, 1997

                                                                    Expense            Current
                                                                   Incurred             Value
                                                                     With    Cost    of Asset on    Net
  Identity of            Description         Purchase Selling Lease  Trans-   of     Transaction   Gain
Party Involved            of Asset             Price   Price  Rental action  Asset      Date     or (Loss)
 Nationwide Life    Group annuity contract-
  Insurance Company   Nationwide Indexed     $106,225  $N/A   $N/A   $N/A   $106,225  $106,225   $N/A
                      Fixed Option
 Nationwide Life    Pooled separate account-
  Insurance Company   Fidelity Puritan Fund    63,986   N/A    N/A    N/A    N/A        63,986    N/A

 Nationwide Life    Pooled separate account-
  Insurance Company   Neuberger & Berman
                      Guardian Trust          367,156   N/A    N/A    N/A    N/A       367,156    N/A

 Nationwide Life    Pooled separate account-
  Insurance Company   Dreyfus S & P 500
                      Index Fund               55,688   N/A    N/A    N/A    N/A        55,688    N/A

 Nationwide Life    Pooled separate account-
  Insurance Company   Fidelity Magellan Fund  210,699   38,711 N/A    N/A    N/A       249,410    N/A

 Nationwide Life    Pooled separate account-
  Insurance Company  Janus Twenty Fund         69,682   N/A    N/A    N/A    N/A        69,682    N/A

 Nationwide Life    Pooled separate account-
  Insurance Company  Templeton Foreign Fund I
  Foreign Fund I                              141,220   52,605 N/A    N/A    N/A       193,825    N/A

 Nationwide Life    Pooled separate account-
  Insurance Company  Janus Worldwide Fund         N/A   30,495 N/A    N/A    N/A        30,495    N/A

 Wausau-Mosinee     Common stock -
  Paper Corporation  Wausau-Mosinee Paper
                     Corp Common Stock
                     Fund                     111,709   45,919 N/A    N/A    N/A       157,628    N/A

 Neuberger &        Registered investment
  Berman             company-Neuberger &
  Management, Inc.   Bermam Guardian Fund     180,754  347,242 N/A    N/A    N/A       527,996    N/A

 Marshall & Ilsley  Common/collective trust-
  Corporation        Marshall & Ilsley
                     Balanced Fund             46,890   90,563 N/A    N/A    N/A       137,453    N/A

 Employers Life     Group annuity contract
  Insurance Company  General Account
  of Wausau                                    86,658  156,808 N/A    N/A    243,466   243,466    N/A

                                See Independent Auditor's Report

                            SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   RHINELANDER PAPER COMPANY, INC.
                                   HOURLY SAVINGS AND INVESTMENT PLAN




 DATE: June 29, 1998               LARRY A. BAKER
                                   Larry A. Baker
                                   Trustee

                           EXHIBIT INDEX
                                TO
                             FORM 11-K
                                OF
                  RHINELANDER PAPER COMPANY, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN
               FOR THE YEAR ENDED DECEMBER 31, 1997
           Pursuant to Section 102(d) of Regulation S-T
                      (17 C.F.R. <section>232.102(d))



 EXHIBIT 23 -  Consents of Experts and Counsel

               Consent of Independent Accountants